                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 NURESCELL, INC.
           -----------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0001 par value
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    67057R101
                         -------------------------------
                                 (CUSIP Number)

                             Hans Joachim Skrobanek
                      Advanced Technology Industries, Inc.
                    Taubenstrasse 20, Berlin, Germany D-10117
                               011-49-30-201-7780
           -----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 11, 2001
                          -----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement or Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 6 Pages

--------------------------------------------------------------------------------

CUSIP NO. 67057R101                    13D                     Page 2 of 6 Pages

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Advanced Technology Industries, Inc.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)/  /
                                                                      (b)/  /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /   /


-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------
                         7   SOLE VOTING POWER

                              3,500,000
                         -------------------------------------------------------
     NUMBER OF           8   SHARED VOTING POWER
      SHARES
  BENEFICIALLY               -0-
    OWNED BY
      EACH               -------------------------------------------------------
    REPORTING            9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                   3,500,000

                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                                 -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,500,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately  22.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      CO
-------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         Title of Class:   Common Stock, par value $.0001

         Issuer:  Nurescell, Inc.

         Principal Executive Offices:
                  1400 Bristol Street North, Suite 240
                  Newport Beach, California  92660

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed on behalf of Advanced Technology Industries, Inc., hereinafter collectively referred to as "ATI". Items (a) through (c) and Item (f) providing information on this item regarding each executive officer, director, and controlling person, is provided in Exhibit 7.1 attached to this
Schedule 13D.

         (a)      Advanced Technology Industries, Inc.

         (b) ATI's principal place of business is Taubenstrasse 20, Berlin, Germany D-10117

         (c) ATI's principal business is the acquisition and commercialization of new or previously existing but non-commercialized technologies, particularly those developed by scientists and engineers in Israel, Russia, and Germany, through the acquisition of a direct interest in the technology, right to use the technology and/or ownership in the entity owning the technology.

         (d) During the last five years neither it nor, to the best of its knowledge, any executive officer, director, or controlling person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years neither it nor, to the best of its knowledge, any executive officer, director, or controlling person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Advanced Technology Industries, Inc. is organized and existing pursuant to the laws of the State of Delaware, United States.

                                Page 3 of 6 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Shares of the Reporting Party were exchanged with Shares of Issuer owned by Issuer's Shareholders Adrian Joseph as trustee for the Adrian Joseph Separate Property Revocable Trust dated June 30, 1998 and Dianna Joseph as trustee for the Dianna Joseph Separate Property Revocable Trust dated June 30, 1998 (collectively the "Josephs") on a one-for-one basis. Thus Reporting Party issued to the Josephs 3,500,000 shares of Advanced Technology Industries, Inc. $.0001 common stock (the "ATI Stock") in exchange for the Josephs transferring to Reporting Party 3,500,000 shares of the common stock of Issuer (the "Nurescell Stock").

         The Agreement executed between Reporting Party and the Josephs provide for the execution of an Irrevocable Proxy by the Josephs in favor of Proxy Holder Mr. Kurt Seifman to vote for a period of six years the ATI Stock given to the Josephs in exchange for their Nurescell Stock. Mr. Seifman currently beneficially owns an aggregate of 16,984,333 shares of Reporting Party (3,869,940 as sole voting power, 13,114,393 shares as shared voting power through ERBC Holding Limited, a company wholly owned by Mr. Seifman) in addition to the 3,500,000 shares of Reporting Party Mr. Seifman now holds as Proxy Holder pursuant to this Irrevocable Proxy executed by the Josephs. Mr. Seifman's ownership of the ATI Shares has been reported on a Schedule 13D filed on November 8, 2000, a Schedule 13D/A filed December 14, 2000 and a Schedule 13D/A filed January 22, 2001.

ITEM 4.  PURPOSE OF TRANSACTION.

Purpose of Transaction
----------------------

         Reporting Party acquired the Issuer's stock for the purpose of acquiring an equity investment in the Issuer. Issuer owns the proprietary rights in certain nuclear shielding technology which Reporting Party believes is consistent with Reporting Party's business pursuits. Reporting Party's acquisition of Issuer's stock is a strategic investment to further its interests in the nuclear shielding and remediation markets.

         Reporting Party is currently in negotiations with two other shareholders of Issuer to acquire 1,100,000 shares of Issuer's stock. Reporting Party may seek to purchase other shares of Issuer from other shareholders, but is not currently in negotiations with any other shareholders to purchase additional shares.

         On August 23, 2000, Reporting Party and Issuer entered into a transaction involving the formation of a German company named Nurescell AG to be owned 51% by Issuer and 49% by Reporting Party.

         The Investment Agreement executed incident to the August 23, 2000 transaction provides that Nurescell AG has the right to acquire up to $4,000,000 of Issuer's stock for a period of five (5) years at 80% of the bid price of Issuer determined at specified times. The Investment Agreement also provides certain registration rights to Nurescell AG.

         Incident to the August 23, 2000 transaction, a License Agreement was also entered into granting to Nurescell AG a license to Issuer's proprietary nuclear shielding technology in Europe and Russia, the term of which license expires August 15, 2020 or when certain patents expire which have been applied for by Issuer, whichever later occurs. The License Agreement provides for the payment of a license fee of $1,000,000 to Issuer, to be paid quarterly unless $4,000,000 in capital is raised by Nurescell AG, in which case the entire $1,000,000 is due in its entirety.

         Reporting Party is contributing $1,000,000 to Nurescell AG for its 49% interest in Nurescell AG which will, in turn, be used by Nurescell AG to pay the license fee.

         The Investment Agreement executed incident to the August 23, 2000 transaction also provides for various changes to be made to the management and directors: Mr. William A. Wilson was to resign as President (but retain his position as Chairman of the Board) and Mr. James Samuelson was to be named President of Issuer. Both of these events occurred. Mr. Samuelson is a Vice President, Chief Financial Officer and Secretary of Reporting Party.

         The Investment Agreement also provides that Messrs. Longenecker, Wilson and Brewer are to resign from the board of directors upon the receipt by Issuer of the full license fee.

         Reporting Party anticipates that Mr. Longenecker will remain a director and it is further anticipated that when Messrs. Wilson and Brewer resign, that directors will be elected that are acceptable to Reporting Party. The agreements also provide for the appointment of one director of Issuer by Mr. Samuelson.

                                Page 4 of 6 Pages

         Since the execution of the agreements, a board meeting has been held and Mr. Samuelson was elected Chief Financial Officer and Mr. Longenecker was elected President and Chief Executive Officer of Issuer.

         Other than as described above, Reporting Party has no present plans or proposals which would result in any of the following: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, invovlvin the issuer or any of its subsidiaries; (2) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (3) any material change in th present capitalization or dividend policy of the issuer; (4) any other material change in the issuer's business or corporate structure; (5) changes in the issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(6) causing a class of secuirties of the issuer to be delistsed from a national securities exchange or to caease to be authorized to be quoted in an inter-dealer quotation system of a regitered national securitie association; (7) causing a class of equity securities of the Issuer becoming eligible for termination of regitration pursuant to Section 12(g)(4) of the Act; or (8) any similar action to those enumerated above.

         For a complete description of the terms of the transactions described above, reference is made to the Investment Agreement between Nurescell, Inc. and Nurescell AG and the License Agreement between Nurescell, Inc. and Nurescell AG, attached as Exhibits 10.11 and 10.12, respectively to Reporting Party's Current Report on Form 8K filed on September 7, 2000, and attached as Exhibits 6.25,
6.26 and 6.27 to Issuer's 10QSB filed November 20, 2000, and further reference is made to the Agreement For Purchase Of Stock between Adrian Joseph as Trustee of the Adrian Joseph Separate Property Revocable Living Trust dated June 30, 1998 and Dianna Joseph as Trustee of the Dianna Joseph Separate Property Revocable Living Trust dated June 30, 1998, and Issuer attached as Exhibit 10.17 to Reporting Party's Current Report on Form 8K filed on January 22, 2001 and as
Exhibit 7.1 to this Schedule 13D.

Forward-Looking Statements
--------------------------

         This Schedule 13D may contain certain statements that are "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements look forward in time and, among other things, relate to business plans or strategies, projected or anticipated benefits or other consequences of such plans or strategies and include the discussions of the Reporting Party's proposals, plans and expectations as discussed in this
Schedule 13D. The Reporting Party notes that such statements, which includes everything other than historical information or a summary of agreements actually entered into, involve risks and uncertainties that may affect the Reporting Party's proposals, plans and/or actual results of operation. Although Reporting Party believes that the expectations and intentions reflected in Forward-Looking Statements are reasonable, Reporting Party can give no assurance that such expectations and intentions will continue or will prove to have been correct.

         Although not always the case, Forward Looking Statements can be identified by the use of words such as "believes", "expects", "intends", "projects", "anticipates", "plans", "goals", "contemplates", or "estimates".

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) ATI is the individual beneficial owner of 3,500,000 shares of the Issuer, constituting a 22.3% of the ownership interest in Issuer.

         (b) ATI is the individual beneficial owner of 3,500,000 shares of the Issuer, as to all of which Reporting Party has the sole power to vote or direct the vote and Sole power to dispose or direct the disposition. Reporting Party does not have shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition of any shares.

                                Page 5 of 6 Pages

         (c) ATI has not engaged in any transactions with respect to the issuer's common stock in the past sixty days.

         (d)     Not applicable.

         (e)     Not applicable.

         To the best of ATI's knowledge, no executive officer, director or controlling person of ATI has any interest in the Securities of the Issuer, except the Josephs, whose interests have been reported in Nurescell, Inc.'s filings, to the best of ATI's knowledge.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as set forth above and in the Exhibits attached hereto, ATI has no contracts, arrangements, understandings or relationships (legal or otherwise) between it and any person with respect to any securities of the issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         To the best of ATI's knowledge, no executive officer, director or controlling person of ATI has any contracts, arrangements, understandings or relationships (legal or otherwise) between them and any person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         7.1 Report Regarding Item 2(a)-(c) and (f) regarding executive officers, directors and controlling persons.

         7.2 Agreement For Purchase Of Stock between Adrian Joseph as Trustee of the Adrian Joseph Separate Property Revocable Living Trust dated June 30, 1998 and Dianna Joseph as Trustee of the Dianna Joseph Separate Property Revocable Living Trust dated June 30, 1998, and Issuer; Registration Rights Agreement; Irrevocable Proxy

         99.1  Press Release dated January 18, 2001

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: January 22, 2001                Advanced Technology Industries, Inc.



                                       By /s/ Hans Joachim Skrobanek
                                          --------------------------------------
                                          Hans Joachim Skrobanek, President

                                Page 6 of 6 Pages